Filed by Quidel Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Ortho Clinical Diagnostics Holdings plc (Commission File No. 001-39956)

The following is a list of general guidelines for Quidel employees and responses to employee frequently asked questions regarding Quidel Corporation’s proposed acquisition of Ortho Clinical Diagnostics Holdings plc:

General Guidelines for Quidel Employees

•	Quidel and Ortho must continue to operate as independent companies until the transaction is completed

•	Both businesses should continue to “carry on its business in all material respects in the ordinary course” and in a manner “consistent with past practice”

•	Ortho and Quidel personnel should not ask each other for advice or guidance on business decisions – and personnel of one party should not direct or supervise the other in any way

•	Do not engage in any activities or communications that imply that the transaction is complete

•	All personnel should coordinate communications through the Integration Lead or integration team members – do not reach out to Ortho personnel unless authorized to do so

EMPLOYEE FAQs

1.	Why are we acquiring Ortho Clinical Diagnostics?

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This is a strategic acquisition for Quidel. Merging Ortho’s people, products, services and global commercial operations with Quidel’s superb team and world-class diagnostics offering is in-line with Quidel’s stated M&A strategy to diversify and augment the non-respiratory part of the business, reduce seasonality exposure in the legacy Quidel business, and increase our international commercial presence.

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Combining the highly complementary Quidel and Ortho businesses positions us to be a Top 10 diagnostics market leader with products and service offerings that address the full spectrum of customers – from the largest hospitals and high-volume reference labs to small hospitals, urgent care clinics, pharmacies, physician offices and other points of care.

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Finally, the timing of this acquisition dovetails perfectly with our anticipated roll-out of Savanna. Ortho’s relationships with high-volume, high-complexity customers in over 130 countries will help turbocharge our efforts to introduce the product and grow sales.

2.	What is the expected timing for the deal to close?

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We expect the deal to close in the first half of 2022. Several things need to happen to allow us to close. The acquisition is subject to regulatory approvals as well as other customary closing conditions.

3.	What is the timing of the integration? Are we going to get outside help with the integration?

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We cannot begin integration until closing. After closing, integrating two companies of this size will take some time, and we will go through several milestones before we are fully integrated. We expect the integration to continue throughout 2022.

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A joint team will be leading our integration planning activities (which can begin before closing), and we expect that all of our senior executives will participate. We will be tapping into the expertise of employees from both Quidel and Ortho in some capacity to help plan and execute the integration post-close. We will also get some help from third parties to position us for success.

4.	What will the name be for the new combined organization?

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At this time, we expect the name to be Quidel Holdings Co. to describe the combined entity. Additional customer research and brand work will be evaluated more fully leading up to the official close and final naming decision.

•	For now, and until any official naming and branding directions are developed and announced after the closing, we will continue to operate under our existing Quidel name and branding.

5.	Who will be the President & CEO of the combined company? And who will be Chairman of the Board?

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Doug Bryant will be Chairman and Chief Executive Officer of the combined entity. Rob Bujarski will be President and Chief Operating Officer. Chris Smith, Ortho’s current CEO, will join the Board. Joe Busky will be the Chief Financial Officer, and Mike Iskra will be Chief Commercial Officer.

6.	Will there be layoffs when you combine the two companies?

•	While we can never make promises that there won’t be changes or impacts on individuals, we see this acquisition more as combining complementary organizations.

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Before we make any organizational decisions, we need to better understand how Ortho is organized and how it operates relative to our strategy and long-term goals. The first part of the integration planning process will be to discover more details about Ortho’s business and its employees in order to make thoughtful and informed decisions.

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When planning how the organization will operate after the acquisition, it is natural for employees of both organizations to be anxious about the future. We ask for your patience as we go through this process and for you to remain focused on the execution and operation of our business.

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But it is important to emphasize that Quidel and Ortho must operate independently until the deal is completed. It’s “business as usual” for everyone not directly involved in integration planning. We need all employees to focus on meeting customer needs.

7.	Where are we looking for synergies as we combine the two companies?

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After closing, our complementary product lines open new opportunities with suppliers and partners. We will be able to grow and innovate in ways we could not as separate companies, all of which will benefit our customers.

•	As we outline our integration plan we will focus on how best to run the combined businesses of Quidel and Ortho.

8.	Where is Ortho located?

•	Ortho Clinical Diagnostics is headquartered in Raritan, NJ. They have additional locations throughout the world.

•	The combined company will be headquartered in San Diego, CA.

9.	Will we consolidate brands?

•	It is too early in the integration planning process to make brand decisions, which we will do after we fully understand the value of each brand.

10.	Does this change our R&D strategy?

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This acquisition does not change our R&D strategy. R&D spending will continue as originally anticipated and can now be leveraged across the combined organization. After closing, we anticipate more innovation.

11.	What should I tell our customers if they ask about Ortho?

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Something in the spirit of “We are very excited about the opportunity to close the acquisition and include the Ortho products in our portfolio—but for now it is business as usual. We’ll be happy to share more details as they become available.”

•	One thing we can tell you is that Ortho is an excellent strategic fit that will make us better able to meet customers’ needs with a wide variety of complementary technologies—and more innovation.

•	Formal customer communications will be generated when appropriate.

12.	How soon do I get to meet my Ortho colleagues? Should I schedule something to introduce myself?

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You should not directly contact Ortho. Until the transaction is closed, both Quidel and Ortho need to maintain business momentum, and focus on keeping our customers satisfied. Think of it as “business as usual”.

•	As we initiate integration after the closing, you may be asked to participate in joint activities with Ortho to determine how to best operate as a combined company.

13.	My manager doesn’t know anything about the transaction. Where do I go for questions?

•	We will be keeping you informed through ongoing updates on the progress of the transaction on our company intranet, iQ.

•	If you do have questions, your supervisor should be your first step. If you have further questions, you can direct them to the integration team.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

In connection with the proposed business combination transaction among Quidel Corporation (the “Company”), Ortho Clinical Diagnostics Holdings plc (“Ortho”) and Coronado Topco, Inc. (“Topco”), Topco will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ORTHO AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus will be mailed to the Company’s shareholders and Ortho’s shareholders when available. You will also be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by the Company and Ortho with the Commission by requesting them in writing from Quidel Corporation, 9975 Summers Ridge Road, San Diego, CA 92121, Attention: Investor Relations, or by telephone at 858-646-8023, or from Ortho Clinical Diagnostics Holdings plc, 1001 Route 202, Raritan, New Jersey 08869, Attention: Investor Relations, or by directing a written request to SVC Ortho-SVC@SARDVERB.com.

The Company and Ortho and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement on Schedule 14A filed with the Commission on April 15, 2021. Information about Ortho’s directors and executive officers and their ownership of Ortho’s ordinary shares is set forth in Ortho’s Annual Report on Form 10-K filed with the Commission on March 19, 2021. These documents may be obtained free of charge from the sources indicated above. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials when they are filed with the Commission.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving the Company, Ortho and Topco, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the Company’s and Ortho’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: failure to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and shareholder approvals, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and Ortho generally. Additional risks and factors are identified under “Risk Factors” in the Company’s Annual Report on Form 10-K filed on February 19, 2021 and subsequent reports filed with the Commission, and will be identified under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither the Company or Ortho undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise, except as required by law.

The City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers does not apply to the proposed business combination.